Exhibit 99.1

NFT LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Stated in U.S. Dollars except Number of Shares)

	June 30,	December 31,
	2026	2025
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$98,753,102	$2,812,921
Restricted cash	4,242,314	4,386,659
Loan receivable	2,101,400	-
Deferred offering costs	1,295	-
Prepayment and other current assets, net	2,459,200	98,664,545
Total current assets	107,557,311	105,864,125

Non-current assets
Non-marketable investment, net	-	-
Total non-current assets	-	-
Total assets	$107,557,311	$105,864,125

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Current liabilities
Accrued expenses and other payables	$1,711,915	$1,762,829
Advance from customers	4,242,314	4,386,659
Tax payables	30,451	30,451
Total current liabilities	5,984,680	6,179,939

Total liabilities	5,984,680	6,179,939

COMMITMENTS AND CONTINGENCIES (Note 8)	-	-

SHAREHOLDERS’ EQUITY
Common stock (112,500,000 Class A ordinary shares authorized; US$0.04 par value as of June 30, 2026 and US$0.40 par value for retroactively restated shares as of December 31, 2025; 231,129 shares and 178,980 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively.*)	9,245	71,592
Additional paid-in capital	132,064,308	129,639,826
Accumulated deficit	(30,500,922)	(30,027,232)
Total shareholders’ equity	101,572,631	99,684,186
Total liabilities and shareholders’ equity	$107,557,311	$105,864,125

*	In April 2026, the Company’s shareholders approved a share capital reduction and reorganization by special resolution, which included a reduction of the par value of each issued Class A ordinary share and Class B ordinary share from $0.005 to $0.0005 per share and a corresponding reduction in the Company’s share capital. Following the share capital reduction and reorganization, the Company effected a 1-for-80 share consolidation on May 18, 2026, pursuant to which every 80 Class A ordinary shares and every 80 Class B ordinary shares were consolidated into one Class A ordinary share and one Class B ordinary share, respectively, each with a par value of $0.04 per share.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NFT LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Stated in U.S. Dollars except Number of Shares)

	For the Six Months Ended
	June 30,
	2026	2025
	(Unaudited)	(Unaudited)

Revenue	$112,014	$316,966
Cost of revenue	(96,024)	(96,024)

Gross profit	15,990	220,942

Operating expenses:
General and administrative expenses	(589,917)	(904,316)
Total operating expenses	(589,917)	(904,316)

Loss from operations	(573,927)	(683,374)

Other income and expenses:
Interest income	100,237	-
Interest expenses	-	(118,907)
Total other income (expenses), net	100,237	(118,907)

Loss before income taxes	(473,690)	(802,281)

Income tax expenses	-	8,657

Net loss	$(473,690)	$(810,938)

Comprehensive loss	$(473,690)	$(810,938)

Loss per common share - basic*	$(2.25)	$(12.81)
Loss per common share -diluted*	$(2.25)	$(12.81)
Weighted average number of common shares outstanding-basic*	210,720	63,314
Weighted average number of common shares outstanding-diluted*	210,720	63,314

*	Weighted-average number of common shares outstanding and loss per share amounts have been retrospectively adjusted to reflect the May 18, 2026 effective 1-for-80 share consolidation.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NFT LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Stated in U.S. Dollars except Number of Shares)

	Number of shares*	Common Stock	Additional Paid-in capital	Accumulated deficit	Total

Balance, December 31, 2024	63,314	$25,326	$109,539,147	$(28,664,962)	$80,899,511

Net loss	-	-	-	(810,938)	(810,938)

Balance, June 30, 2025	63,314	$25,326	$109,539,147	$(29,475,900)	$80,088,573

Balance, December 31, 2025	178,980	$71,592	$129,639,826	$(30,027,232)	$99,684,186

Registered direct offering	9,010	3,604	1,953,980	-	1,957,584

Cashless exercise of common stock warrants	42,996	17,198	387,353	-	404,551

Share capital reduction**	-	(83,155)	83,155	-	-

Net loss	-	-	-	(473,690)	(473,690)

Effect of rounding fractional shares into whole shares upon reverse stock split	143	6	(6)	-	-

Balance, June 30, 2026	231,129	$9,245	$132,064,308	$(30,500,922)	$101,572,631

*	The number of shares presented for all periods has been retrospectively adjusted to reflect the 1-for-80 share consolidation effective May 18, 2026.
**	In April 2026, the Company effected a share capital reduction and reorganization pursuant to which the par value of each issued and outstanding Class A ordinary share was reduced from US$0.005 to US$0.0005, with the resulting reduction in share capital transferred to additional paid-in capital.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NFT LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in U.S. Dollars)

	Six Months Ended
	June 30,	June 30,
	2026	2025
Cash flows from operating activities:
Net loss	$(473,690)	$(810,938)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Interest income	(101,400)	-
Changes in operating assets and liabilities(decrease)increase in:
Prepayment and other current assets	96,205,345	(39,175,392)
Advances from customer	(144,345)	(68,084)
Accrued expenses and other payables	(50,915)	194,652
Net cash provided by (used in) operating activities	95,434,995	(39,859,762)

Cash flows from investing activities:
Loan to third party	(2,000,000)	-
Net cash used in investing activities	(2,000,000)	-

Cash flows from financing activities:
Proceeds from issuance of convertible note	-	20,000,000
Deferred offering costs	(1,295)	-
Proceeds from a registered direct offering	2,362,136	-
Net cash provided by financing activities	2,360,841	20,000,000

Net change in cash and cash equivalents, and restricted cash	95,795,836	(19,859,762)

Cash and cash equivalents, and restricted cash beginning balance	7,199,580	86,624,171

Cash and cash equivalents and restricted cash ending balance	$102,995,416	$66,764,409

Cash and cash equivalents	$98,753,102	$62,480,801
Restricted cash as of June 30, 2026 and 2025, respectively	4,242,314	4,283,608
Total cash and cash equivalents and restricted cash	$102,995,416	$66,764,409

Supplemental disclosure of non-cash financing activities
Non-cash exercise of warrants	404,551	-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NFT LIMITED AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unless otherwise specified or required by context, references to “we,” “the Company”, “NFT Limited”, “our” and “us” refer collectively to (i) NFT Limited, (ii) the subsidiaries of NFT Limited, Takung DIGITAL TECHNOLOGY LIMITED (“Takung Digital”), Takung EXCHANGE LIMITED (“Takung Exchange”), Agent Link Tech Ltd (“Agent Link”) and its wholly owned Hong Kong subsidiary, METAVERSE DIGITAL PAYMENT CO., LIMITED (“Metaverse HK”), respectively.

1.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash in bank with no restrictions, as well as highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when initially purchased.

RESTRICTED CASH

Restricted cash represents the cash deposited by the traders (“buyers and sellers”) into a specific bank account under Metaverse   HK (“the broker’s account”) in order to facilitate the trading shares of the artwork. The buyers are required to have their funds transferred to the broker’s account before the trading take place. Upon the delivery of the shares, the seller will send instructions to the bank, requesting the amount to be transferred to their personal account. After deducting the commission as per Metaverse HK, the bank will transfer the remainder to the seller’s personal account. Except for instructing the bank to deduct the commission fee, the Company has no right to use any funds in the broker’s account except for instructing the bank to deduct the commission and management fee. The restricted cash is denominated in USD and the client advance payment balance deposited in Djibouti.

The ending balance of restricted cash totaling $4,242,314 and $4,386,659 as of June 30, 2026 and December 31, 2025, respectively.

2.	PREPAYMENT AND OTHER CURRENT ASSETS

As of June 30, 2026, prepayment and other current assets, net includes a $2,459,200 advance payment to a Hong-Kong-based third party jade-supplier; shipment was delayed by Myanmar regional unrest, conditions have stabilized, the supplier provided a revised delivery schedule, and management concluded no impairment allowance was required. As of December 31, 2025, the prepayment and other current assets with the amount of $98,664,545 was the prepayment for platform software development. None of the suppliers of platform software development is related party of the Company and all the prepayment was refunded to the Company in April 2026 due to the failure of the platform software development.

3.	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables as of June 30, 2026 and December 31, 2025 consisted of:

	Jun 30, 2026	Dec 31, 2025
Salary & consultancy fee	$1,650,915	$1,555,918
Office rental	5,000	20,000
Other payables	56,000	186,911
Total accrued expenses & other payables	1,711,915	1,762,829

4.	LOAN RECEIVABLE

Loan receivable as of June 30, 2026 totals $2,101,400, consisting of outstanding loan principal, financing fee and accrued interest due from Solarlink Group Inc., a third party, under multiple loan agreements originally dated March 16, 2026. The aggregate original loan principal amounted to $2,000,000, bearing interest at 1% per month, plus an applicable financing fee. The loan is secured by certain financed goods held by the borrower. Subsequent to origination, the parties executed written loan-extension agreements to extend the contractual repayment term of the loans. As of June 30, 2026, management assessed collectability and determined no allowance for credit losses was required against this receivable.

5.	ADVANCE FROM CUSTOMERS

Advance from customers represent the cash deposited by the traders into a specific bank account under Metaverse HK (“the broker’s account”) in order to facilitate the trading ownership units of the NFT. The traders are required to have their funds transferred to the broker’s account before the trading take place.

The amount was $4,242,314 and $4,386,659 as at June 30, 2026 and December 31, 2025 respectively.

6.	INCOME TAXES

Takung Digital Technology Limited (“Takung Digital”) was incorporated in Albany, New York and Takung Exchange Limited (“Takung Exchange”) was incorporated in Wyoming and both entities are subject to U.S. federal income taxation under the Internal Revenue Code at a statutory federal corporate income-tax rate of 21%. Metaverse HK and Agent Link were incorporated in Hong Kong S.A.R. People’s Republic of China and are subject to Hong Kong profits tax.

In addition to federal income tax, corporations may also be subject to state and local income taxes depending on the jurisdictions in which they operate. Takung Digital, incorporated in New York, may be subject to New York State corporate income tax at a statutory rate of up to 7.25%, plus applicable local taxes. Takung Exchange, incorporated in Wyoming, is not subject to state corporate income tax, as Wyoming does not impose a corporate income tax.

Hong Kong

Two-tier Profits Tax Rates

The two-tier profits tax rates system was introduced under the Inland Revenue (Amendment)(No.3) Ordinance 2018 (“the Ordinance”) of Hong Kong became effective for the assessment year 2018/2019. Under the two-tier profit tax rates regime, the profits tax rate for the first HKD 2 million (approximately $257,311) of assessable profits of a corporation will be subject to the lowered tax rate, 8.25% while the remaining assessable profits will be subject to the legacy tax rate, 16.5%. The Ordinance only allows one entity within a group of “connected entities” is eligible for the two-tier tax rate benefit. An entity is a connected entity of another entity if (1) one of them has control over the other; (2) both of them are under the control (more than 50% of the issued share capital) of the same entity; (3) in the case of the first entity being a natural person carrying on a sole proprietorship business-the other entity is the same person carrying on another sole proprietorship business. Since Metaverse HK are wholly owned and under the control of NFT Limited, these entities are connected entities. Under the Ordinance, it is an entity’s election to nominate the entity that will be subject to the two-tier profits tax rates on its profits tax return. The election is irrevocable. The Company elected Metaverse HK to be subject to the two-tier profits tax rates.

The provision for current income and deferred taxes of Metaverse HK has been calculated by applying the new tax rate of 8.25%.

The subsidiary, Metaverse Digital Payment Co., Limited incurred corporate income tax payable of $30,451 during the first half of year of June 30, 2026. The Company does not expect the position of uncertain tax liabilities will significantly fluctuate within the next twelve months.

The statute of limitations for the Internal Revenue Services to assess the income tax returns on a taxpayer expires three years from the due date of the profits tax return or the date on which it was filed, whichever is later.

In accordance with the Hong Kong profits tax regulations, a tax assessment by the IRD, Inland Revenue Department, may be initiated within six years after the relevant year of assessment, but extendable to 10 years in the case of potential willful underpayment or evasion.

7.	LEASES

The Company has operating leases for its office facilities. The Company’s leases have remaining terms of less than one year. Leases with an initial term of 12 months or less are not recorded on the balance sheet; the Company recognizes lease expense for these leases on a straight-line basis over the lease term.

8.	COMMITMENTS AND CONTINGENCIES

Capital Commitments

As of June 30, 2026 and December 31, 2025, the Company had no capital commitments.

Contingencies

As of June 30, 2026 and through the issuance date of the unaudited condensed consolidated financial statements included in this Form 6-k, the Company does not have any other significant indemnification claims.

9.	SHAREHOLDERS’ EQUITY

Share Options

There was no share options granted during the six months ended June 30, 2026 and no share options were forfeited nor exercised in the period ended June 30, 2026.

Common Stock

112,500,000 Class A ordinary shares authorized; $0.04 par value; 231,129 Class A ordinary shares and 178,980 Class A ordinary shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively. 12,500,000 Class B ordinary shares are authorized, and there were nil Class B ordinary shares issued and outstanding as of both June 30, 2026 and December 31, 2025.

At the April 17, 2026 extraordinary general meeting, shareholders approved a share capital reduction and reorganization, which reduced the par value per Class A Ordinary Share from US$0.005 to US$0.0005 per share and granted authority for the board of directors to effect a reverse-stock-split within a range from 1-for-5 up to 1-for-200.

Pursuant to such board-granted authority, the Company effected an 80-for-1 (1-for-80) share consolidation (reverse stock split) effective May 18, 2026. As a result of this share consolidation, the par value per Class A Ordinary Share was increased from US$0.0005 to US$0.04 per share, and the authorized number of Class A Ordinary Shares was restated to 112,500,000. All share and per-share data have been retroactively restated under U.S. GAAP to give effect to the share consolidation only; such retrospective adjustment does not apply to the standalone share capital reduction and reorganization. Fractional shares arising from the share consolidation were rounded-up, with offsetting adjustments recorded to common stock and additional paid-in-capital, with no net impact on total shareholders’ equity.

During March 2026, the Company completed a registered direct offering of units consisting of Class A Ordinary Shares and warrants. Subsequent warrant exercise transactions are described in Note 10, Warrant Liabilities, and resulted in increases to common stock and additional paid-in-capital.

10.	WARRANT LIABILITIES

On March 11, 2026, NFT Ltd issued 9010 (720,779 before the split) units of warrants to nine individual investors through a registered direct offering (March Warrants). The warrants entitle the holder to purchase one share of our common stock at an exercise price equal to $4.17 per share at any time on or after March 11, 2026, and on or prior to the close of business on March 10, 2031.

The Company determined that these warrants are free-standing financial instruments that are legally detachable and separately exercisable from the common stock included in the registered direct offering. Management also determined that the warrants are puttable for cash upon a fundamental transaction at the option of the holder and as such required classification as a liability pursuant to ASC 480 “Distinguishing Liabilities from Equity”. The Company had no plans to consummate a fundamental transaction and did not believe a fundamental transaction was likely to occur during the remaining term of the outstanding warrants. In accordance with the accounting guidance, the outstanding warrants were recognized as a warrant liability on the balance sheet and are measured at their inception date fair value and subsequently re-measured at each reporting period with changes being recorded as a component of other income in the consolidated statement of income.

The fair value of the warrant liabilities presented below were measured using a BSM valuation model on March 11, 2026 at the inception day and on March 13, 2026 at the exercised day respectively as follows:

Warrant liabilities fair value at initial measurement	Warrant outstanding	Fair value per share	Fair value
		$	$
March 11, 2026	9,010	44.902	404,551
Loss on change of fair value of warrant liabilities			6,777
Fair value as at March 13, 2026	9,010	45.654	411,328
De-recognition due to cashless exercise on March 13, 2026	(9,010)	45.654	(411,328)
Fair value as of period ended June 30, 2026			-

*	All shares and per share data have been retroactively restated to reflect reverse stock split 80:1 effected on May 18, 2026 onwards

The March Warrant holders exercised all of the March Warrants on a cashless basis on March 13, 2026, and the Company issued 42,996 (3,439,689 before the split) Class A ordinary shares from the authorized Class A ordinary shares of the Company on March 13, 2026. At the reporting date of June 30, 2026, all March Warrants have been fully exercised and no outstanding warrant liability as of June 30, 2026.

Management performed warrant liability valuation on inception day on March 11, 2026 and exercised day on March 13, 2026 respectively, two valuation reports showed that there was an immaterial change of $6,777 during these two days, Management determined it to be immaterial after considering overall impact in terms of SAB 109, hence $6,777 was not recorded due to its immateriality.

The fair value of the warrant liabilities presented below were measured using a BSM valuation methodology. Significant inputs into the respective model at the inception, de-recognition and reporting period measurement dates are summarized as follows:

Valuation assumptions	Issuance date March 11, 2026	Period ended March 13, 2026	Expiration date March 10, 2031

Exercised price	$4.17	$4.17	$4.17
Warrant expiration date	March 10, 2031	March 10, 2031	March 10, 2031
Stock price	$44.93	$45.68	-
Interest rate (Annual)	3.79%	3.87%	-
Volatility (Annual)	272.95%	273.39%	-
Time to maturity (Years)	5	4.99	-
Calculated value per share	$44.902	$45.654

All shares and per share data have been retroactively restated to reflect reverse stock split 80:1 effected on May 18, 2026 onwards.

11.	SUBSEQUENT EVENTS

Registered Offering Completed August 24, 2026

Subsequent to June 30, 2026, on August 24, 2026, the Company completed a best-efforts registered offering. Actual gross proceeds from the offering totalled $2,008,268, of which $722,107.92 for Pre-Funded Warrants were remitted directly to the Company by investors. Total cash received by the Company from the offering, after deducting placement agent fees and expenses and legal fees, was $1,792,772. This amount has not been reduced for accounting, SEC, FINRA, or other offering-related expenses, other than the aforementioned fees, which were separate obligations of the Company. In connection with the closing, the Company issued 279,600 Class A Ordinary Shares, 437,957 Common Warrants and 158,357 Pre-Funded Warrants. The cash received from the offering is designated for working capital and general corporate purposes.

The closing date occurred after the June 30, 2026 reporting date. No assets, liabilities or equity related to this transaction have been recognised in the accompanying unaudited condensed consolidated financial statements. This transaction constitutes a non-adjusting subsequent event under U.S. GAAP.

Definitive Share Purchase Agreement for Proposed Acquisition of Xihang Technology Limited

Subsequent to June 30, 2026, on August 4, 2026, the Company entered into a share purchase agreement to acquire 100% of the issued and outstanding equity interests of Xihang Technology Limited (“Xihang”), a private Hong-Kong-incorporated entity. Under the terms of the share purchase agreement, the total purchase consideration for the acquisition is US$200,000. The acquisition of Xihang Technology Limited closed on August 11, 2026. Since the closing date occurred subsequent to June 30, 2026, no assets, liabilities or results of operations of Xihang have been recognized in these June 30, 2026 unaudited condensed consolidated financial statements. This acquisition constitutes a non-adjusting subsequent event under U.S. GAAP.